Exhibit 99.1

June 27, 2017

CENCOSUD S.A. ANNOUNCES CASH TENDER OFFERS FOR UP TO U.S.$750,000,000
AGGREGATE PRINCIPAL AMOUNT OF CERTAIN OF ITS OUTSTANDING DEBT SECURITIES

FOR IMMEDIATE RELEASE

SANTIAGO, CHILE – Cencosud S.A. (BCS: Cencosud) (the “Company”) announced today the commencement of cash tender offers (the “Tender Offers”) for up to U.S.$750,000,000 aggregate principal amount of the debt securities listed in the tables below. The Company will offer to purchase for cash (1) any and all of its outstanding 5.500% Senior Notes due 2021 (the “Any and All Notes”) and (2) up to the Aggregate Maximum Principal Amount of its outstanding 4.875% Senior Notes due 2023 (the “Maximum Tender Offer Notes”). The “Aggregate Maximum Principal Amount” is U.S.$750,000,000 less the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase in the Tender Offers.

Any and All of the Outstanding Securities Listed Below
Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Any and All Total Consideration(b)
5.500% Senior Notes due 2021	CUSIP: P2205J AE0 15132H AA9 ISIN: USP2205JAE03 US15132HAA95	U.S.$750,000,000	U.S.$1,098.75

Up to the Aggregate Maximum Principal Amount(a)
of the Outstanding Securities Listed Below

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Late Tender Offer Consideration(b)	Early Tender Payment(b)	MTO Total Consideration(b)
4.875% Senior Notes due 2023	CUSIP: P2205J AH3 15132H AD3 ISIN: USP2205JAH34 US15132HAD35	U.S.$1,200,000,000	U.S.$1,052.50	U.S.$30.00	U.S.$1,082.50
(a)
The offer with respect to the 4.875% Senior Notes due 2023 is subject to an Aggregate Maximum Principal Amount equal to U.S.$750,000,000 less the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer (as defined below). If all of the outstanding Any and All Notes are validly tendered and accepted for purchase in the Any and All Tender Offer (as defined herein), no tenders of the Maximum Tender Offer Notes pursuant to the Maximum Tender Offer (as defined herein) will be accepted for purchase unless the Aggregate Maximum Principal Amount is increased. Cencosud will allocate the Aggregate Maximum Principal Amount to purchase Maximum Tender Offer Notes as more fully set forth herein.

(b)
Per U.S.$1,000 principal amount.

Notes that are accepted in the Tender Offers will be purchased and cancelled by the Company and will no longer represent outstanding obligations of the Company. This announcement does not contain the full terms and conditions of the Tender Offers, which are being made upon and are subject to the terms and conditions, including a financing condition, a minimum tender condition and other general conditions, set forth in the Company’s Offer to Purchase dated June 27, 2017 (the “Offer to Purchase”).

The Tender Offer for any and all (the “Any and All Tender Offer”) of the Any and All Notes will expire at 5:00 p.m., New York City time, on July 11, 2017, unless extended or earlier terminated (such time and date, as the same may be extended, the “Any and All Tender Expiration Date”). The consideration (the “Any and All Total Consideration”) offered per U.S.$1,000 principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer will be U.S.$1,098.75. Holders of Any and All Notes must validly tender and not validly withdraw their Any and All Notes prior to or at the Any and All Tender Expiration Date to be eligible to receive the Any and All Total Consideration.

The Tender Offer for the Maximum Tender Offer Notes (the “Maximum Tender Offer”) will expire at 11:59 p.m., New York City time, on July 25, 2017, the “Maximum Tender Expiration Date”). Holders of Maximum Tender Offer Notes must validly tender and not validly withdraw their Maximum Tender Offer Notes prior to or at 5:00 p.m., New York City time, on July 11, 2016 , unless extended or earlier terminated (such date and time, as the same may be extended, the “Early Tender Date”) to be eligible to receive U.S.$1,082.50 per U.S.$1,000 principal amount of Maximum Tender Offer Notes validly tendered and accepted for purchase (the “MTO Total Consideration” and each of the Any and All Total Consideration and the MTO Total Consideration is referred to herein as the applicable “Total Consideration”), which is inclusive of an amount in cash equal to the amounts set forth in the second table above under the heading “Early Tender Payment” (the “Early Tender Payment”). Holders of Maximum Tender Offer Notes who validly tender their Maximum Tender Offer Notes after the Early Tender Date but prior to or at the Maximum Tender Expiration Date will be eligible to receive an amount equal to the MTO Total Consideration minus the Early Tender Payment (the “Late Tender Offer Consideration”). The Early Tender Payment is not applicable to the Any and All Tender Offers.

Any and All Notes tendered pursuant to the Any and All Tender Offer (as defined below) may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on July 11, 2017, and Maximum Tender Offer Notes tendered pursuant to a Maximum Tender Offer (as defined below) may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on July 11, 2017 (such dates and times, as they may be extended with respect to a series of Any and All Notes or Maximum Tender Offer Notes, the applicable “Withdrawal Deadline”).

In addition to the applicable Total Consideration or the Late Tender Offer Consideration, as the case may be, all Holders of Securities accepted for purchase will also receive accrued and unpaid interest on Securities validly tendered (and not validly withdrawn) and accepted for purchase from the applicable last interest payment date up to, but not including, the date the Company makes payment for such Securities, which date is anticipated to be (i) on or around July 17, 2017 for the Any and All Notes, (ii) on or around July 17, 2017 for Maximum Tender Notes tendered on or prior to the Early Tender Date and (iii) on or around July 28, 2017, for Maximum Tender Notes tendered after the Early Tender Date.

The Company will only accept for purchase Maximum Tender Offer Notes in an aggregate principal amount that will not exceed the Aggregate Maximum Principal Amount. The Aggregate Maximum Principal Amount will not be determined until the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase by the Company in the Any and All Tender Offer is determined. If all of the outstanding principal amount of Any and All Notes are validly tendered and accepted for purchase in the Any and All Tender Offer, no tenders of the Maximum Tender Offer Notes pursuant to the Maximum Tender Offer will be accepted for purchase unless the Aggregate Maximum Principal Amount is increased. If sufficient principal amount remains to purchase some, but not all, of the Maximum Tender Offer Notes validly tendered and not withdrawn, the amount of Maximum Tender Offer Notes purchased may be subject to proration. If the Company purchases on the Maximum Tender Early Settlement Date, if it occurs, an aggregate principal amount of Maximum Tender Offer equal to the Aggregate Maximum Principal Amount, then no Maximum Tender Offer Notes tendered after the Early Tender Date will be purchased pursuant to the Maximum Tender Offer unless the Company increases the Aggregate Maximum Principal Amount, after the Early Tender Date. The Company reserves the right, but is under no obligation, to increase or decrease the Aggregate Maximum Principal Amount at any time in its sole discretion without extending the Maximum Tender Withdrawal Deadline (as defined below), subject to applicable law.

The Company’s obligation to accept for purchase and to pay for the Notes validly tendered (and not validly withdrawn) in the Tender Offers is conditioned on the satisfaction or waiver of the conditions described in the Offer to Purchase, including a financing condition, a minimum tender condition and other general conditions. Subject to applicable law and the terms set forth in the Offer to Purchase, the Company reserves the right to: (i) waive any and all conditions, including the financing condition and/or the minimum tender condition, to the Tender Offers, (ii) extend or terminate either of the Tender Offers, (iii) increase or decrease the Aggregate Maximum Principal Amount, or (iv) otherwise amend either of the Tender Offers in any respect.

Information Relating to the Tender Offer

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the dealer managers for the Tender Offers. The information agent and depositary is Global Bondholder Services Corporation (“GBS”). Copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery, with respect to the Any and All Offer, and related offering materials are available by contacting GBS at (866) 470-3800 (toll-free), (212) 430-3774 (banks and brokers) or www.gbsc-usa.com/Cencosud/. Questions regarding the Tender Offer should be directed to J.P. Morgan Securities LLC, Latin America Debt Capital Markets, at (212) 834-7279 (collect) or (866) 846-2874 (toll-free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group, at (646) 855-8988 collect or (888) 292-0070 (toll-free).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated June 27, 2017, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Included herein are forward-looking statements, including statements with respect to an anticipated financing. There are many factors that affect management’s views about future events and trends of the business and operations of the company, all as more thoroughly described in the company’s filings with the Securities and Exchange Commission. The company does not undertake any obligation to update any forward-looking statements to reflect events or circumstance included in this release or any of its public filings.

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores and maintains a financial services portfolio through wholly-owned subsidiaries in Peru and Argentina and joint ventures with third parties in Chile, Brazil and Colombia.
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For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl